VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

06011584

6 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

VILLAGE ROADSHOW LIMITED

Results Commentary
For the 6 Months Ended 31 December 2005

Outline

- Group Overview
- Film Distribution
- Film Production
- Theme Parks
- Radio
- Cinema Exhibition
- Other

VILLAGE ROADSHOW LIMITED

Group Overview

Strategic Highlights: Group

- Capital management
- Subsequent events
  - Investment in Sydney Aquarium

Capital Management

- On-market buyback of approx. 10% of Ordinary shares at a cost of $45.4 million
- Shares currently on issue:
  - Ordinary - 152.6 million
    (down from 168.4m at 1 July 2005)
  - Preference - 109.7 million

Subsequent Event

- Sydney Attractions Group Investment
  - Purchased 14.9% shareholding on-market
  - Total cost was $24.4 million
  - Immediate write-off of $5 million under the new AIFRS accounting regulations
  - No current intention to make full takeover

Summary Result

Normalised and Reported Results

	Half Year 2006	Half Year 2005
Normalised Net Profit After Tax	26,077	30,463
One-off Material Items	(30,005)	(852)
Discontinuing Businesses	1,717	378
Reported Net Profit After Tax	(2,211)	29,989

VRL Debt Profile

Debt Profile at 31 December 2005

	A'000
On Balance Sheet - Non-Recourse (Austereo)	190,600
On Balance Sheet - Non-Recourse (VRPG)	975,232
On Balance Sheet - Non-Recourse	113,246
On Balance Sheet - Convertible Notes	15,213
Cash on Hand	(257,751)
Net Debt	1,036,540

Off balance sheet non-guaranteed debt - $54.5 million

AIFRS Impact (Profit & Loss)

Impact of AIFRS

	31-Dec-04 A'000
Net Profit as Reported Under AGAAP	31,521
Write back of goodwill amortisation	2,394
Equity accounted net investment adjustment	2,124
Impairment of assets excluding radio licences	1,872
Impact of AIFRS changes on calculation of Minority Interest	(2,043)
Recognition of deferred tax balances under AASB 112	(6,326)
Other Adjustments	447
Net Profit under AIFRS	29,989

AIFRS Impact (Balance Sheet)

Impact of AIFRS

	31-Dec-04 A'000
Total Equity under AGAAP	805,220
Impairment of radio licences	(5,104)
Impairment of assets excluding radio licences	(33,804)
Equity accounted investment net asset adjustment	(32,602)
Equity accounted net investment adjustment	(31,677)
Reclassification to equity reserve of loans to employees under share plan	(23,929)
Other	1,243
Total Equity under AIFRS	679,347

VILLAGE ROADSHOW LIMITED

Film Distribution

Film Distribution

Financial Summary

Distribution Results	Half Year 2006	Half Year 2005	% change
Segment Revenue	10,992	10,074	9.11%
Reported EBITDA	10,992	10,074	9.11%
Profit Before Tax	10,992	10,074	9.11%

Film Distribution

Financial Highlights

- Record first half result
- Entertainment division increased sales with strong performances from *Constantine*, *Million Dollar Baby* and *Monster-In-Law*
- Theatrical Market Share of 17%

Operational Highlights

- Television performed well, benefiting from continued growth in Movie Network Channel subscribers
- Impact of new DVD distribution agreements with:
  - Hopscotch Entertainment
  - Kennedy Miller
  - Weinstein Co.
  - This is That

Film Distribution

Outlook

- Volume growth in DVD market going forward will be driven by lower pricing
- Focus on growth opportunities from new technologies

VILLAGE ROADSHOW LIMITED

Film Production

Strategic Highlights: Film Production

- Film Production restructuring
- Subsequent events
    - Production finance facility extension

Strategic Highlights

Film Production Restructuring

- Financial restructure of Film Production Division with Crescent Film Holdings (Crescent) completed.
- Crescent granted options to acquire 50% in Village Roadshow Pictures Group ("VRPG")
- Promissory note for US$115 million issued by VRPG in favour of Crescent
- US$70 million security deposit released to VRL

Subsequent Events

- Production facility extension
  - Increased from US$900 million to U$1.4 billion
  - Completed 31 January 2006
  - Revolving term extended to January 2011

Film Production

Financial Summary

Production Results

	Half Year 2006	Half Year 2005	% change
Segment Revenue	609,225	213,923	184.79%
Reported EBITDA	38,596	38,195	1.05%
Profit Before Tax	6,389	8,165	-21.75%

Financial Overview

- Revenues driven by strong Theatrical and DVD performance of *Charlie and the Chocolate Factory*
- Interest on the Promissory Note and Letter Of Credit fees contributed to lower operating profit.

Operational Highlights

- Films released during the period include *Charlie and the Chocolate Factory, Dukes of Hazzard* and *Rumour Has It.*

Outlook

- Films set for release in the latter half of the financial year include *The Lake House, Lucky You* and *The Reaping*
- The rest of 2006 includes *Lucky You, Reaping, Happy Feet, Unaccompanied Minors* and *Music & Lyrics By*

VILLAGE ROADSHOW LIMITED

Theme Parks

Strategic Highlights: Theme Parks

- Major new attractions at Warner Bros. Movie World *Superman Escape* and *Shrek 4D Adventure*
- Expansion of Wet'N'Wild *Buccaneer Bay, Waterslides*
- First major new gate attraction since inception, *Australian Outback Spectacular*

Financial Summary

Theme Parks Results	Half Year 2006	Half Year 2005	%change
Segment Revenue	14,042	16,339	-14.06%
Reported EBITDA	11,738	13,508	-13.10%
Profit Before Tax	7,858	9,363	-16.07%

Theme Parks

Financial Overview

- Warner Bros. Movie World affected by due to delay in opening *Superman Escape* attraction
- Wet'N'Wild operating profit down marginally due to delay in opening new water slides
- Both Warner Bros. Movie World and Wet'N'Wild now trading ahead of prior year in second half
- Sea World Nara Resort revenues and profit up on prior years
- Underlying capex for the half year of $12.5 million

Outlook

- Continued improvement in performance with impact of new attractions
- Australian Outback Spectacular to open in April 2006
- Increase in capacity at Wet 'N' Wild due to additional slide capacity with 7 new rides from January 2006

VILLAGE ROADSHOW LIMITED

Radio

Financial Summary

Radio Results			
	Half Year 2006	**Half Year 2005**	**% change**
Segment Revenue	127,882	134,931	-5.22%
Reported EBITDA	46,820	47,577	-1.59%
Profit Before Tax	38,070	39,035	-2.47%

Radio

Financial Highlights

- Costs in first half tightly controlled, declining by 3.1% against the prior corresponding period
- VRL has received total dividends from Austereo of $9.4m for the half year

Operational Highlights

- Capital city radio advertising revenue grew by 4.05%
- Triple M increased sales by 13% on the prior period
- Today Network's 2 Day FM rose from 5th to 1st during the half *
- Austereo results presentation can be found at **www.austereo.com.au**

* Nielsen Media Research, Capital Cities, Survey 8, 2005

Outlook

- Continued growth in metropolitan radio segment expected
- New media initiatives
  - Exclusive alliance with Sony BMG for Crank TV
  - Content relationship with Yahoo!

VILLAGE ROADSHOW LIMITED

Cinema Exhibition

Strategic Highlights: Cinema Exhibition

- Exit of Argentine cinema circuit
- Recap on prior years

Strategic Highlights

Exit of Argentine Cinema Circuit

- Sale of Argentine cinema circuit in Oct-05.
- VRL guarantee of $42 million removed
- Profit on sale $5 million

Exhibition Restructuring Program

- Restructuring achievements over the past three years:
  - Argentina — Oct-2005
  - Sale of Taiwan — Feb-2005
  - Val Morgan — Mar-2004
  - UK JV — May-2003
  - Increased share in Australian multiplex — Mar-2003

Financial Summary

Exhibition Results	Half Year 2006	Half Year 2005	% change
Segment Revenue	171,848	182,195	-5.68%
Underlying EBITDA	17,179	31,983	-46.29%
Reported EBITDA	12,613	27,573	-54.26%
Profit Before Tax	1,389	17,167	-91.91%

Operational Overview

- Two new sites opened in Greece in December 2005
- Additional site in Greece opened January 2006
- One new site opened in New Zealand
- Two new sites acquired in Australia

Exhibition

Reported and Underlying EBITDA

Reconciliation of Reported and Underlying EBITDA

	Half Year 2006	Half Year 2005
Reported EBITDA	12,613	27,573
Add: Depreciation in equity territories	3,355	3,487
Add: Interest on equity territories	1,065	1,117
Add: Tax on equity territories	283	-
Other	(137)	(194)
Underlying EBITDA	17,179	31,983

Outlook

- More buoyant trading in January and February 2006
- Focus on the new expansion in Greece, including ten pin bowling, cafes, movie stores and juice bars

VILLAGE ROADSHOW LIMITED

Other

Other

Financial Summary

Other Results

	Half Year 2006	Half Year 2005	% change
Segment Revenue	22,831	31,775	-28.15%
Reported EBITDA	(17,075)	(16,128)	5.87%
Profit Before Tax	(16,646)	(15,718)	5.90%

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 February 2006

To: Company Announcements Office
Australian Stock Exchange

By: Electronic lodgement

Announcement of Half-Year Results – December 2005

Half-year information given to ASX under Listing Rule 4.2A

Attached are the following documents for the Company's results for the half-year ended 31 December 2005:

- Appendix 4D – Half-Year Report;
- Press Release on Half-Year Report; and
- Financial Report and Directors' Report for the half-year ended 31 December 2005 together with the Independent Review Report.

This information should be read in conjunction with the most recent Annual Report of the Company for the financial year ended 30 June 2005.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

RULE 4.2A.3

APPENDIX 4D

Half-Year Report

Introduced 1/1/2003.

Name of entity:

Village Roadshow Limited

ABN:

43 010 672 054

1. Reporting period

Half-year ended ('reporting period'):

31 December 2005

Previous half-year ended ('previous corresponding period'):

31 December 2004

2. Results for announcement to the market

					$A'000
2.1	Revenues from continuing operations	Up	69%	To	912,890
2.2	Profit (loss) after tax from continuing operations	Down	87%	To	5,392
2.3	Net profit (loss) for the period attributable to members	Down	N/A	To	(2,211)

Dividends (distributions)		Amount per security	Franked amount per security
2.4	Interim dividend (no dividend proposed for the Half-Year ended 31 December 2005)	Nil	Nil
2.5	+Record date for determining entitlements to the dividend	N/A	

2.6 Brief explanation of any of the figures reported above:

Refer attached Press Release on Half-Year Report for further details.

3. Net tangible assets per security

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	($2.98)	($2.70)

4. Entities over which control has been gained or lost

Control gained over entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was gained	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the date control was gained to the end of the current period	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

Loss of control of entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was lost	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the beginning of the current period to the date control was lost	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

5. Proposed interim dividends

Date the dividend is payable: N/A

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	--	--
Preference +securities *(each class separately)*	--	--
Other equity instruments *(each class separately)*	--	--
Total	--	--

6. Dividend reinvestment plans

Dividend reinvestment plans in operation	N/A
The last date(s) for receipt of election notices for participation in any +dividend reinvestment plans	N/A

7. Details of associates and joint venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax	
Name of entity	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(6)	(104)
Dartina Development Ltd.	50.00%	50.00%	1,915	(617)
Golden Village Regional Pte Ltd [2]	--	50.00%	-	71
Radio Newcastle Pty Ltd	50.00%	50.00%	1,210	1,040
Roadshow Distributors Pty Ltd	50.00%	50.00%	10,992	10,074
Sea World Property Trust	50.00%	50.00%	4,449	6,131
Village Cinemas SA [1]	55.00%	55.00%	-	-
Warner Village Cinemas SPA	50.00%	50.00%	(196)	(111)
Warner Village (Design & Build) Ltd [3]	50.00%	50.00%	(510)	-
Warner Village Exhibition Ltd	49.99%	49.99%	35	1,462
Other [4]	N/A	N/A	(306)	416
			17,583	**18,362**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	42	17
Warner Village Theme Parks Partnership	50.00%	50.00%	1,443	1,474
Sea World Aviation Partnership	50.00%	50.00%	13	31
Sea World Enterprises Partnership [5]	--	50.00%	-	(43)
Tasmanian Cinemas Partnership	50.00%	50.00%	(108)	44
Warner Village Exhibition Management P/ship.	50.00%	50.00%	-	6
Warner Village Cinema Management P/ship. [5]	--	50.00%	-	1
			1,390	**1,530**
Total			**18,973**	**19,892**
Other Material Interests			N/A	N/A
Total			**N/A**	**N/A**

Notes:

1. The Village Roadshow Ltd. Group disposed of its 55% interest in Village Cinemas SA effective from 17 October 2005. Although the group had a 55% ownership interest in the issued share capital of Village Cinemas SA, it did not control the voting rights. Consequently, the entity had been accounted for as an associate until the disposal date.
2. Effective August 2004, Golden Village Regional Pte Ltd was liquidated.
3. Effective November 2005, Warner Village (Design & Build) Ltd was liquidated.
4. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the period.
5. The Sea World Enterprises Partnership and Warner Village Cinema Management Partnership were terminated in the half-year ended 31 December 2004.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 February 2006

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

OVERVIEW

Village Roadshow Limited ("VRL") today announced its results for the half-year ended 31 December 2005. The Group has recorded an operating profit after tax, excluding one-off material items and discontinued operations, of $26.1 million, compared to an after tax profit of $30.5 million in the previous corresponding period. The current half-year's result was reflective of solid results from all divisions except for the Cinema Exhibition division which was affected by one-off write-offs, pre-opening costs on new sites and a reduction in admissions compared to the prior year.

Overall, after allowing for one-off charges and discontinued operations, the Group recorded a net loss after tax of $2.2 million for the half-year ended 31 December 2005. This result includes one-off material items for the Film Production division, comprising costs incurred in restructuring and settlement of legal claims, which alone totalled $41.2 million before tax resulting in this division incurring a $30.0 million loss after tax for one-off material items (compared to a group loss of $0.9 million after tax in the previous corresponding period).

Discontinued operations in the current period generated a net operating profit of $1.7 million including a profit arising from the sale of the group's 55% investment in, and loans to, the cinema operations in Argentina.

Executive Chairman Robert Kirby commented "Pleasingly EBITDA for the period remained strong at $104 million for the six months and this positions the company well on a go forward normalised basis. Our Film Distribution business outperformed the same period last year and continues to exceed expectations. The Austereo group has weathered tough market conditions to build audiences in the key demographics of 18-39, 25-39 and 25-54*. This rebound given the current market competition is a very positive outcome. Austereo was able to grow its EPS on the prior year, resulting in an increase in its dividend to VRL compared to the previous corresponding period. Village Roadshow Pictures Group ("VRPG") has extended the term and increased its finance facility by US$500 million (approximately A$665 million) which should allow for an increase in throughput of movies. Although admissions in the Cinema Exhibition division were down on the prior year for the six months, it is pleasing to see a turn around in the first two months of 2006. In addition, the Cinema Exhibition trading results for the half year included restructuring costs and write-offs in Italy and costs of opening three major sites in Greece. Both of these initiatives will have positive results in the second half of the year."

"In addition, we achieved several key strategic objectives aimed at de-risking our business with the sale of our Argentine cinema circuit, settlement of the US legal suit and the financial restructure of the Film Production division, involving Crescent Entertainment."

"Subsequent to the half-year end, as announced on 19 January 2006, VRL acquired a 14.9% shareholding in Sydney Attractions Group Ltd whose main asset is the Sydney Aquarium. There was an immediate Income Statement write-off of approximately $5.0 million as a result of the mark-to-market requirements under new accounting regulations which will affect the second half's result."

"The Group remains in a very strong financial position with considerable cash and debt reserves to enable it to pursue its strategic objectives in the future. Village Roadshow continues assessment of new investment opportunities to broaden and diversify its future earnings."

During the period, VRL completed buy backs totalling approximately 10% of ordinary shares for a total of $45.4 million. There are currently 152.6 million ordinary shares and 109.7 million preference shares on issue. The Group also paid a one-off special dividend during the period of 7.175 cps for the ordinary shares and 10.175 cps for the preference shares.

* Nielsen Media Research, Capital Cities, Survey 8, 2005

A copy of this release can also be found at www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054

Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

OPERATIONAL OVERVIEW

Film Distribution

The Film Distribution division has realised a record profit for the six months to 31 December 2005. The Village Group's share of profit was $11.0 million, up 9% on the previous corresponding period. This is especially pleasing when considering the strength of the 2005 financial year for this division.

The performance was achieved through strong revenue growth with the following titles performing well: Theatrical - *Charlie and the Chocolate Factory, Dukes of Hazzard, Wedding Crashers* and *Harry Potter and the Goblet of Fire*; Entertainment - *Constantine, Million Dollar Baby, Monster-In-Law.*

Television Distribution performed well, benefiting from continued strong growth in subscribers to the Movie Network Channel.

Roadshow, as the largest independent film distributor in the marketplace, and through its strength in relationship with partners such as Warner Bros., VRP, New Line, ABC, BBC and Channel Nine; is well placed to continue its growth in both existing mediums and with emerging technologies.

Film Production

During the period to 31 December 2005, the Film Production division undertook a substantial restructure. As part of this restructure a US$115 million Promissory Note was issued to Crescent Film Holdings ("Crescent") and options to acquire a 50% shareholding in the Hollywood film production and related film exploitation business, VRPG, were granted to Crescent and its affiliates. This initiative, together with the release of a US$70 million security deposit (replaced by a Letter of Credit), returned significant cash reserves to Village Roadshow.

As announced on 31 January 2006, VRPG has reached agreement with its financiers to increase its film production facility from US$900 million to US$1.4 billion. VRPG will continue to co-produce and co-finance films with its principal production partner, Warner Bros. The revolving period of the facility was also extended for a further 3 years to January 2011. The Company believes that the upsize and extension will allow VRPG to increase throughput of movies and enhance its already enviable position as the world's leading independent production group. This is likely to have a corresponding positive impact on the cash flow and earnings potential of VRPG.

Operating profit before tax and one-off material items for the half-year ended 31 December 2005 was $6.4 million compared with $8.2 million in the previous corresponding period. Interest on the promissory note with Crescent and Letter of Credit fees, which commenced in October 2005, were the main factors contributing to the lower operating profit for VRPG.

Films released in the period included the highly successful *Charlie and the Chocolate Factory,* together with *Dukes of Hazzard* and *Rumour Has It.* VRPG recently released its 45th major Hollywood movie *Firewall* starring Harrison Ford.

Films set for release in the second half of the 2006 financial year include *The Lake House* in June.

Theme Parks

Operating profit before tax for the Theme Parks division was $7.9 million, compared to the result for the prior corresponding period of $9.4 million. This can be attributed to the delay in the original opening date for *Superman Escape* at Warner Bros. Movie World and the new water slides at Wet 'N' Wild. It is expected the majority of this shortfall will be recovered in the second half of the financial year.

Warner Bros. Movie World had two major new attractions open in the period, however the impact of this has not been realised until post the December 2005 reporting period. *Shrek 4D Adventure* opened in September 2005 and the much anticipated *Superman Escape* attraction opened in December 2005. Attendances since the opening of the latter attraction have increased by 7% on the same period last year. It is expected that the improvement in attendances will continue throughout the second half of the financial year.

Similarly, Wet 'N' Wild opened the newly expanded *Buccaneer Bay* and saw the addition of 7 new waterslides in December 2005. Since the expansion of the park, second half revenue has increased by 6% on the corresponding period. This improvement is expected to continue throughout the second half of the financial year.

Sea World Nara Resort's result was in line with the previous corresponding period with slightly lower occupancy offset by a marginally higher average room rate.

Paradise Country has continued to perform beyond all prior year comparative periods and should dovetail well into the new "outback" attraction.

The new Australian Outback Spectacular attraction is expected to open in early April 2006 and forecast to provide an immediate uplift in EBITDA and drive the results from the hotel and other parks though marketing and sales synergies. This attraction represents the first major new gate for the Theme Parks division for some time and provides additional diversity in earnings potential.

Radio

Operating profit before tax and one-off material items for the radio division of $38.1 million was broadly in line with the previous corresponding period. Pleasingly, as a result of Austereo's capital management program of share buybacks, it has been able to increase EPS and dividend per share year on year.

VRL did not participate in the buy back program and, as a result, has increased its shareholding from 64.4% to 66.2% at December 2005 and will benefit from the increased dividend per share declared by Austereo for the half-year.

The Radio industry's capital city radio advertising revenue grew at a more restrained 4.05%, against 13.7% in the previous corresponding period. Triple M sales lifted by almost 13%, with rates on the eastern seaboard rising significantly, driven by shows including The Cage at breakfast and The Shebang in drive, which have begun to dominate their slots.

In the period The Cage became Melbourne's number one FM breakfast show, while The Shebang became Melbourne's number one drive show and Sydney's number one FM drive show. The Today Network's Sydney station 2 DAY FM rose from fifth FM place to first in the course of the half, completing the period in second FM position.* Costs for the half were tightly controlled, declining by 3.1% against the prior corresponding period after removing the impact of exited operations.

In the first survey of 2006**, Austereo has recorded exceptional results in all operating capital cities. In particular, significant improvements in the Today Network demonstrate the success of management's commitment to reinvigorate these stations.

Austereo also announced an exclusive alliance with Sony BMG to launch Crank TV, and a content relationship with Yahoo!. Austereo will continue to build internal expertise in new media and actively present new media initiatives and platforms to advertisers, providing a great brand differentiator and revenue opportunity.

Canberra and Newcastle joint venture stations continued to deliver strong audiences, sales and profits. Offshore operations, including Malaysia and Athens, returned sound results.

Growth in the metropolitan radio segment is expected to continue at around 2% for the next six months. In view of the strength of the first 2006 ratings results, Austereo is expected to produce a solid result for the full year.

* Nielsen Media Research, Capital Cities, Survey 8, 2005

** Nielsen Media Research, Capital Cities, Survey 1, 2006

Cinema Exhibition

The Cinema Exhibition division has seen tough trading conditions in the first six months of the financial year. Pleasingly, these conditions have improved significantly since the end of December 2005.

Major films released during the six month period included *Harry Potter and the Goblet of Fire*, *Charlie and the Chocolate Factory*, *War of the Worlds*, *Wedding Crashers*, *King Kong* and *Fantastic Four.* However, product was not as strong as in the previous corresponding period and attendances and box office takings were impacted, particularly in Australia.

Box office takings since December have improved across all territories; February to date has been a strong trading month. Major films released during December, January and February include *Chronicles of Narnia: The Lion, The Witch and The Wardrobe, Chicken Little, Brokeback Mountain* and *Walk the Line.*

The results for the six months were impacted by one-off restructuring costs and write-offs in Italy and substantial pre-opening expenses in Greece relating to three new sites.

VRL's share of underlying EBITDA for the six months to 31 December was $17.2 million, including the one-off items mentioned above, compared to $32.0 million in the previous corresponding period.

In December, Greece opened two new sites in Salonica and Maroussi in Athens. These two sites are the highest trading sites in Greece being a major component of Greece's only flagship shopping malls. The original site in Salonica will be closed, however the original Maroussi site continues to trade well. An additional site, Volos, has opened in January. New Zealand also opened a new site in Newmarket, Auckland. Two new art house sites were acquired during the period in Australia at Windsor in Western Australia and Westgarth in Victoria. VRL's share of capital expenditure during the period was $51.5 million. All new sites are currently trading in line with expectations.

In addition to the opening of new cinema theatres in Greece, the company also expanded its local operations into bowling, cafes, movie stores and juice bars. Trading for these new businesses is in its infancy however all are expected to be profitable. Results from these businesses, together with the Greek film distribution business are reported as part of the "Other" industry segment.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2005		Opened/ (Closed/Sold) July to Dec 2005		As at Dec 2005		To be Developed Jan to June 2006	
	Sites	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**
Australia	71	584	2	5	73	589	2	21
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	2	19	6	63	1	4
Italy	14	146	-	-	14	146	1	12
New Zealand	13	87	1	8	14	95	-	-
Singapore	8	58	-	-	8	58	-	-
United Kingdom	5	41	-	-	5	41	1	6
Total	**119**	**992**	**5**	**32**	**124**	**1,024**	**5**	**43**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria.

Selective expansion will continue in core territories in the remainder of the 2006 financial year.

In October 2005, VRL completed the sale of its Argentine circuit. The completion of the sale resulted in VRL being released from its $42 million guarantee over the external debt in the Argentine company.

A copy of this release can also be found at www.villageroadshow.com.au

ADDITIONAL INFORMATION: RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS – CONTINUING OPERATIONS

	Segment result [1] Excluding material items		Operating result [1] Excluding material items		Reported EBITDA Excluding material items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Cinema Exhibition	1,453	16,392	1,389	17,167	12,613	27,573
Theme Parks	8,169	10,576	7,858	9,363	11,738	13,508
Radio	43,304	43,524	38,070	39,035	46,820	47,577
Film Production	38,163	37,951	6,389	8,165	38,596	38,195
Film Distribution	10,991	10,074	10,991	10,074	10,991	10,074
Other (includes corporate overheads)	(54,029)	(50,431)	(16,646)	(15,718)	(17,075)	(16,128)
Total	**48,051**	**68,086**	**48,051**	**68,086**	**103,683**	**120,799**
Calculation of Reported EBITDA						
Operating profit before material items and tax					48,051	68,086
Add:						
Amortisation of intangibles					486	616
Depreciation and amortisation (excl. intangibles)					273,973	49,086
Production amortisation					(256,539)	(30,949)
Interest expense					43,271	38,243
Tax on unit trust distributions					--	560
Tax on partnership profits					596	674
Less:						
Interest income					(6,155)	(5,517)
Reported EBITDA (before Minority Interests)					**103,683**	**120,799**

Note 1: Certain financing and investing transactions are excluded from the definition of 'segment result' under AASB 114 Segment Reporting. These transactions, which comprise interest income, interest expense and profit from sale of assets have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the segment result definitions. EBITDA has been calculated from each segment's operating result.

ADDITIONAL INFORMATION: CINEMA EXHIBITION BOX OFFICE AND UNDERLYING EBITDA FROM CONTINUING OPERATIONS[1] - $'000

	Half-Year to December 2005			Half-Year to December 2004		
Geographical Segment	**Gross Box Office**	**Underlying EBITDA 100%**	**Underlying EBITDA Village Share**	**Gross Box Office**	**Underlying EBITDA 100%**	**Underlying EBITDA Village Share**
Australia	136,316	25,155	10,392	149,514	34,819	15,961
Asia/New Zealand	43,168	13,580	6,462	43,898	12,657	5,843
Europe	74,258	(495)	325	80,714	13,143	10,179
Total	**253,742**	**38,240**	**17,179**	**274,126**	**60,619**	**31,983**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

Income Statement

	31 Dec. 2005 $A'000	31 Dec. 2004 $A'000
Sales revenue (Note 1)	596,100	193,819
Expenses:		
Amortisation of film production costs (Note 2)	(178,540)	(30,949)
Other film expenses (Note 3)	(381,148)	(130,883)
Borrowing costs	(29,693)	(26,351)
Other	(1,040)	(1,206)
Net Profit from film exploitation (Note 4)	**5,679**	**4,430**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2:
Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
In the half-year ended 31 December 2005, portfolio film exploitation profit of $5.7 million was recognised (31 December 2004: $4.4m).

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Balance Sheet

	31 Dec. 2005 $A'000	30 Jun. 2005 $A'000
Current assets		
Film library	282,212	287,368
Working capital	168,573	140,564
Non-current assets		
Film library	475,159	423,143
Security deposit	-	92,275
Current liabilities		
Borrowings	282,212	287,368
Working capital	119,395	74,534
Non-current liabilities		
Borrowings	547,303	498,915

Statement of Cash Flows

	31 Dec. 2005 $A'000	31 Dec. 2004 $A'000
Net Operating Cash Flows:		
Receipts from customers	573,373	325,758
Payments to suppliers and employees (Note 5)	(523,929)	(327,341)
Interest and other costs of finance paid	(29,693)	(26,351)
Net Financing Cash Flows:		
Proceeds from borrowings	374,519	271,868
Repayment of borrowings	(363,651)	(204,659)

Note 5: Includes film acquisition costs of $193.4 million (2004 $145.2 million).

ADDITIONAL INFORMATION: IMPACT OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("AIFRS")

The accounts for the half-year to 31 December 2005 are the first accounts prepared by the Company under AIFRS. As per previous disclosures of estimated impacts of the AIFRS transition, net assets up to 30 June 2005 have reduced by $99.3 million, share capital has reduced by $13.2 million, retained profits have reduced by $345.6 million (to negative $191.1 million as at 30 June 2005) and reserves have increased by $264.4 million. A new reserve has been created to reflect the profit on disposal of a percentage of Austereo (as part of the public float), this amount had been included in retained profits under AGAAP. Other Equity balances decreased by $4.9 million. The December 2004 comparative Income Statement has been restated reflecting an overall negative impact of $1.5 million after tax. An analysis of the AIFRS adjustments forms part of the half-year ASIC accounts.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF-YEAR FINANCIAL REPORT
31 DECEMBER 2005

DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2005.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
Robert G Kirby: B. Comm. – Chairman
John R Kirby: B.Ec., CPA – Deputy Chairman
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, ASIA
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA

REVIEW AND RESULTS OF OPERATIONS

Total segment revenue for the group increased by 62% to $956.8 million compared to the previous corresponding period, excluding material items of income and expense and discontinued operations. This was mainly due to an increase in Film Production segment revenue of $395.3 million in the current period (with film amortisation and other film expenses correspondingly increasing by $397.9 million).

Profit from continuing operations before tax was $6.8 million, a decrease of 90% compared to the previous corresponding period. After tax, minority interests and discontinued operations, the net loss attributable to members of Village Roadshow Limited was $2.2 million, compared to a profit of $30.0 million in the previous corresponding period. After excluding material items of income and expense and discontinued operations, the attributable net profit for the period was $26.1 million (2004: $30.5 million).

Total assets of the group increased by $183.5 million compared to 30 June 2005, which was mainly as a result of an increase in cash balances of $159.2 million.

Summarised results are as follows (excluding material items of income and expense and discontinued operations):

	Segment Revenue $'000	Profit before Tax $'000
Cinema Exhibition	171,848	1,389
Theme Parks	14,042	7,858
Radio	127,882	38,070
Film Production	609,225	6,389
Film Distribution	10,992	10,992
Unallocated	22,831	(16,647)
Total	956,820	48,051

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded off upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this class order applies.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited is attached on page 3.

Signed in accordance with a resolution of the directors.

P.E. Foo
Director

Melbourne, 27 February 2006

Ernst & Young

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our review of the financial report of Village Roadshow Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
27 February 2006

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED INCOME STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2005

	Consolidated 2005 $'000	Consolidated 2004 $'000
Continuing operations		
Revenues	912,890	541,225
Other Income (note 2)	24,958	34,404
Expenses excluding finance costs (note 2)	(906,743)	(492,102)
Finance costs	(43,272)	(38,243)
Share of net profits of associates and joint venture entities accounted for using the equity method	18,973	19,892
Profit from continuing operations before tax	**6,806**	**65,176**
Income tax expense	(1,414)	(24,610)
Profit after tax from continuing operations	5,392	40,566
Discontinued operations		
Profit after tax from discontinued operations (note 10)	1,717	378
Net profit for the period	**7,109**	**40,944**
Profit attributable to minority interest	(9,320)	(10,955)
Net profit (loss) attributable to members of Village Roadshow Limited	**(2,211)**	**29,989**
Basic earnings per share (note 3)	(1.32c)	14.72c
Diluted earnings per share (note 3)	(1.32c)	14.72c

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Consolidated 31/12/2005 $'000	Consolidated 30/6/2005 $'000
CURRENT ASSETS		
Cash and cash equivalents	257,751	98,571
Trade and other receivables	294,801	275,414
Intangible assets - Film library	282,212	287,368
Other	36,749	35,369
	871,513	696,722
Assets classified as held for sale	1,965	2,955
Total Current Assets	873,478	699,677
NON-CURRENT ASSETS		
Receivables	81,837	82,672
Intangibles assets:		
Radio licences	459,017	458,862
Film library	475,159	423,144
Goodwill	64,665	62,126
Other intangible assets	1,530	1,710
Investments accounted for using the equity method	105,510	94,057
Property, plant & equipment	260,285	220,500
Security deposits	3,028	93,304
Other	48,120	53,056
Total Non-Current Assets	1,499,151	1,489,431
Total Assets	2,372,629	2,189,108
CURRENT LIABILITIES		
Trade and other payables	265,306	204,779
Interest bearing liabilities	310,773	299,550
Other	36,766	29,559
	612,845	533,888
Liabilities directly associated with assets classified as held for sale	8,743	10,925
Total Current Liabilities	621,588	544,813
NON-CURRENT LIABILITIES		
Payables	53,431	51,874
Interest bearing liabilities	983,519	777,632
Other	118,699	142,373
Total Non-Current Liabilities	1,155,649	971,879
Total Liabilities	1,777,237	1,516,692
Net Assets	595,392	672,416
EQUITY		
Issued capital	552,772	598,229
Retained earnings	(210,872)	(191,137)
Other reserves	145,385	150,071
Convertible Notes	14,866	14,866
Parent interests	502,151	572,029
Minority interests	93,241	100,387
Total Equity	595,392	672,416

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CASH FLOW STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2005

	Consolidated 2005 $'000	Consolidated 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from Customers	891,357	663,919
Payments to Suppliers and Employees	(838,849)	(632,352)
Dividends and Distributions received	9,142	17,297
Partnership profits received	210	9,225
Interest received	5,829	5,153
Finance costs	(41,417)	(38,119)
Income Taxes paid	(7,230)	(13,579)
Net Cash Flows From Operating Activities (Note 4)	19,042	11,544
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Property, Plant & Equipment	(53,205)	(13,443)
Proceeds from Sale of Property, Plant & Equipment	1,971	16,797
Purchase of Investments in Associates & other entities	(1,793)	(4,016)
Proceeds from Sale of Investments in Associates & other entities	7,191	1,562
Loans to Other Entities	(53,838)	(46,821)
Loans from/repaid by Other Entities	60,711	73,566
Security Deposits	92,226	-
Other	(1,056)	(3,791)
Net Cash Flows From Investing Activities	52,207	23,854
CASH FLOWS (USED IN) FINANCING ACTIVITIES		
Payment for buyback of Shares	(63,969)	(158,072)
Proceeds from Borrowings	628,112	380,426
Repayment of Borrowings	(449,799)	(264,138)
Dividends paid	(27,988)	(6,390)
Net Cash Flows From/(Used In) Financing Activities	86,356	(48,174)
Net (Decrease) / Increase In Cash and Cash Equivalents Held	157,605	(12,776)
Cash and Cash Equivalents at Beginning of Period	99,654	110,076
Effects of exchange rate changes on cash	1,733	(1,743)
Cash and Cash Equivalents at End of Period	258,992	95,557
Total cash classified as:		
Continuing operations	257,751	94,188
Discontinued operations	1,241	1,369
Total	258,992	95,557

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CHANGES IN EQUITY
HALF-YEAR ENDED 31 DECEMBER 2005

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2004	738,139	14,866	(242,927)	183,790	693,868	126,915	820,783
Currency translation differences	-	-	-	(17,553)	(17,553)	-	(17,553)
Profit for the year	-	-	29,989	-	29,989	10,955	40,944
Total income/expense for the period	-	-	29,989	(17,553)	12,436	10,955	23,391
Buyback of shares – ordinary	(140,448)	-	-	-	(140,448)	(17,624)	(158,072)
Dividend paid to minority interest	-	-	-	-	-	(6,390)	(6,390)
Transfers between reserves	-	-	1,166	(1,166)	-	-	-
Other changes in equity	-	-	(9)	(5,243)	(5,252)	4,887	(365)
Balances as at 31 December 2004	597,691	14,866	(211,781)	159,828	560,604	118,743	679,347

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CHANGES IN EQUITY
HALF-YEAR ENDED 31 DECEMBER 2005

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2005	598,229	14,866	(191,137)	150,071	572,029	100,387	672,416
Currency translation differences	-	-	-	4,575	4,575	-	4,575
Profit (loss) for the year	-	-	(2,211)	-	(2,211)	9,320	7,109
Gains/(losses) on cash flow hedges	-	-	-	19,520	19,520	-	19,520
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	-	4,433	(21,940)	(17,507)	-	(17,507)
Total income/expense for the period	-	-	2,222	2,155	4,377	9,320	13,697
Buyback of shares – ordinary	(45,421)	-	-	-	(45,421)	(18,548)	(63,969)
Repayment of employee share loans	25	-	-	-	25	-	25
Buyback of shares – employee share scheme	(5)	-	-	-	(5)	-	(5)
Issue of Options	-	-	-	1,697	1,697	-	1,697
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(4,874)	(4,874)
Transfers between reserves	-	-	1,157	(1,157)	-	-	-
Other changes in equity	(56)	-	-	(7,381)	(7,437)	6,956	(481)
Balances as at 31 December 2005	552,772	14,866	(210,872)	145,385	502,151	93,241	595,392

1. BASIS OF THE PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Village Roadshow Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("A-GAAP").

It is also recommended that the half-year financial report be considered together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001*.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivatives that are measured at fair value and assets and associated liabilities held for sale that are measured at fair value less costs to sell. In addition, the carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of Compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*, as the economic entity has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year ended 31 December 2004 and year ended 30 June 2005

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 annual financial report prepared under A-GAAP are detailed in note 1(e) below.

Australian Accounting Standards that have recently been amended but are not yet effective, have not been adopted for the annual reporting period ending 30 June 2006. These amendments are not expected to have any significant impact on the Group's accounting policies when adopted.

(c) Summary of significant accounting policies

(i) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries ('the Group'). The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

In preparing the consolidated half-year financial report, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Minority interests represent the interests in Austereo Group Limited not held by the Group.

(ii) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of film productions
Refer to note 1(c)(xxvii).

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

Rendering of Services
Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is, when the advertising is aired. Where services are yet to be rendered, amounts are recorded as unearned revenue.

Interest income
The VRL Group has elected to apply the option available under AASB 1 of adopting AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the half-year ended 31 December 2005 and year ended 30 June 2005.

Accounting policies applicable for the half- year ended 31 December 2005
Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ended 30 June 2005
Revenue is recognised when control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends
Revenue is recognised when the Group's right to receive the payment is established.

(iii) Borrowing costs

In general, borrowing costs are recognised as an expense when incurred. Costs attributable to borrowings used to finance capital works are not included in the cost of those works while those works are being completed.

(iv) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(v) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(vi) Trade and other receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the half-year ended 31 December 2005 and year ended 30 June 2005.

Accounting policies applicable for the half- year ended 31 December 2005

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ended 30 June 2005

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

(vii) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(viii) Derivative financial instruments and hedging

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the half-year ended 31 December 2005 and year ended 30 June 2005.

Accounting policies applicable for the half- year ended 31 December 2005

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

(viii) Derivative financial instruments and hedging (Cont'd.)

Accounting policies applicable for the half- year ended 31 December 2005 (Cont'd.)

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction. A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. Where a hedge meets the strict criteria for hedge accounting, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Accounting policies applicable for the year ended 30 June 2005

(i) Forward exchange contracts

The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

(viii) Derivative financial instruments and hedging (Cont'd.)

(ii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert the variable interest rate of its short-term borrowings to medium-term fixed interest rates. The swaps are entered into with the objective of reducing the risk of rising interest rates.

It was the company's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments were recognised as an adjustment to interest expense.

(iii) Specific hedges

When a purchase or sale was specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction were deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date were taken to net profit.

(ix) Impairment of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the half-year ended 31 December 2005 and year ended 30 June 2005.

Accounting policies applicable for the half-year ended 31December 2005

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(ix) Impairment of financial assets (Cont'd.)

(iii) Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Accounting policies applicable for the year ended 30 June 2005

For current financial assets, refer to note 1(c)(vi) for the impairment accounting policy.
For non-current financial assets, refer to note 1(c)(xvi) for the impairment accounting policy.

(x) Foreign currency translation

Both the functional and presentation currency of Village Roadshow Limited and the majority of its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of subsidiaries with functional currencies other than Australian dollars are translated into the presentation currency of Village Roadshow Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(xi) Investment in associates

The Group's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this in the consolidated statement of changes in equity. Adjustments are made to bring into line any dissimilar reporting dates or accounting policies that may exist.

(xii) Interests in joint venture entities and jointly controlled operations

The Group has interests in joint ventures that are jointly controlled operations. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled operation involves use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interests in joint venture entities by using the equity method of accounting (refer note 1c(xi)). The Group recognises its interest in jointly controlled operations by recognising the assets that the operations control and the liabilities incurred. The Group also recognises the expenses and its share of the income that the operations earn from the sale of goods or services.

(xiii) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(xiii) Income tax (Cont'd.)

Tax Consolidation

For Australian income tax purposes, various entities in the Group have formed Tax Consolidated groups, and have executed combined Tax Sharing and Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

The relevant head entities of the Tax Consolidated groups recognise current tax amounts relating to transactions, events and balances of the relevant wholly owned entities in the relevant tax group as if those transactions, events and balances were their own, in addition to the current and deferred tax amounts arising in relation to their own transactions, events and balances. Expenses and deferred tax amounts arising under the TSA's are recognised as components of income tax expense (revenue) and deferred tax assets (liabilities) respectively in each wholly-owned entity.

Under the terms of the TSA's, the wholly-owned entities reimburse the relevant head entities for any income tax amounts receivable or payable in respect of stand-alone activities. Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between entities in the Group.

(xiv) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xv) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

- Buildings and improvements are depreciated over forty years using the straight line method.
- Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

(xv) Property, plant and equipment (Cont'd.)

Impairment (Cont'd.)

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

De-recognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(xvi) Investments and other financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the half-year ending 31 December 2005 and 30 June 2005.

Accounting policies applicable for the half-year ended 31 December 2005

Financial assets in the scope of AASB 139 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the marketplace.

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss.

(xvi) Investments and other financial assets (Cont'd.)

Accounting policies applicable for the half-year ended 31 December 2005 (Cont'd.)

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Accounting policies applicable for the year ended 30 June 2005

Listed shares held for trading were carried at net market value. Changes in net market value were recognised as a revenue or expense in determining the net profit for the period. All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount

Non-current financial assets measured using the cost basis were not carried at an amount above their recoverable amount, and when a carrying value exceeded this recoverable amount, the financial asset was written down to its recoverable amount. In determining recoverable amount, the expected net cash flows were discounted to their present value using a market determined risk adjusted discount rate relevant to local territories.

(xvii) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114: *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

(xvii) Goodwill (Cont'd.)

When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(xviii) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the nature of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

A summary of the policies applied to the Group's intangible assets is as follows:

Radio Licences
Useful lives: Indefinite (2005: Indefinite)
Amortisation method us: No amortisation (2005: no amortisation)
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists (2005: Annually and more frequently when an indication of impairment exists).

Film Library
Useful lives: Finite (2005: Finite)
Amortisation method used: Refer to Note 1(c)(xxvii)
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end (2005: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end).

Other Intangibles
Useful lives: Finite (2005: Finite)
Amortisation method used: Amortised over estimated useful lives
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end (2005: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end).

(xviii) Intangible assets (Cont'd.)
Austereo's radio licences are carried at original cost less any impairment losses. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's pre-tax asset specific discount rate as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

(xix) Impairment of assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(xx) Trade and other payables
The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the half-year ended 31 December 2005 and the year ended 30 June 2005.

Accounting policies applicable for the half-year ended 31 December 2005
Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ended 30 June 2005
Trade payables and other payables are carried at the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

(xxi) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the half-year ended 31 December 2005 and the year ended 30 June 2005.

Accounting policies applicable for the half-year ended 31 December 2005

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are derecognised.

Accounting policies applicable for the year ended 30 June 2005

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.

(xxii) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(xxiii) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(xxiv) Share-based payment transactions

Equity settled transactions:

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). The plans currently in place to provide these benefits are the Company's Executive Share Plan and Loan Facility, the Company's Option Plan, and Austereo Group Ltd's Executive Share Plan and Loan Facility, which provides benefits to directors and senior executives.

(xxiv) Share-based payment transactions (Cont'd.)

Equity settled transactions (Cont'd.):

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Village Roadshow Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 3).

Shares in the Group relating to the various employee share plans and which are subject to non-recourse loans are deducted from equity.

(xxv) Contributed equity

Ordinary and Preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxvi) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxvii) Film Production

Producer & Overhead Fees Receivable

Only Producer & Overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and Producer & Overhead fees receivable by the Village Roadshow Limited Group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Income Statement as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

(d) AASB1 transitional exemptions

The consolidated entity has made its election in relation to the transitional exemptions allowed by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* as follows:

Share-based payment transactions

AASB 2 *Share-based Payments* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Financial Instruments and Derivatives

AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Presentation and Disclosure* have been applied from 1 July 2005.

Foreign Currency Translation

AASB121 *The Effects of Changes in Foreign Exchange Rates* has not been applied in respect of cumulative translation differences that existed at the date of transition to AIFRS. The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition.

Business Combinations

AASB 3 *Business Combinations* has not been applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ("A-GAAP") are illustrated below.

(i) Reconciliation of total equity as presented under A-GAAP to that under AIFRS

	Consolidated		
	30 Jun 2005 $'000 **	**31 Dec 2004 $'000**	**1 Jul 2004 $'000***
Total equity under AGAAP	**771,763**	**805,220**	**948,718**
Adjustments to equity:			
Write back of radio licence amortisation (A)	300	150	-
Write back of goodwill amortisation (A)	4,787	2,394	-
Impairment of radio licences (B)	(5,104)	(5,104)	(5,104)
Impairment of assets excluding radio licences (B)	(31,931)	(33,804)	(35,677)
Recognition of deferred tax balances under AASB 112 (C)	(6,084)	(415)	5,911
Recognition of Decommissioning Assets and Provisions (D)	(1,881)	(1,774)	(1,666)
Revenue Recognition adjustments (E)	(131)	(150)	(169)
Equity accounted investment net asset adjustment (F)	(31,905)	(32,602)	(33,300)
Equity accounted net investment adjustment (G)	(11,640)	(31,677)	(33,799)
Reclassification to equity reserve of loans to employees under share plan (H)	(18,301)	(23,929)	(24,215)
Restatement of FCTR on transition (I)	2,543	1,038	84
Total equity under AIFRS	**672,416**	**679,347**	**820,783**

* This column represents the adjustments as at the date of transition to AIFRS.

** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005

(A) Amortisation of radio licences and goodwill is not required under AASB 138 *Intangible Assets.*

(B) Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of its fair value less costs to sell and value in use. The consolidated entity's assets were tested for impairment as part of the cash generating unit to which they belong and impairment losses were recognised under AIFRS.

(C) Under AASB 112 *Income Taxes*, the balance sheet method is used to account for deferred taxes. This has resulted in adjustments to both the deferred tax asset and deferred tax liability.

(D) AASB 116 *Property, Plant and Equipment*, requires the cost of leasehold improvements to include an estimate of the costs to remove those improvements at the end of the lease term where such an obligation exists to the lessor. These costs are then required to be depreciated. A corresponding liability is recognised in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets.*

(E) The requirements of AASB 118 *Revenue* have resulted in some immaterial changes to the revenue recognition of a few sale transactions (e.g. recognition of revenue in respect of Annual Passes to Theme Park sites).

(F) Adjustment required to the underlying balance sheet of the associates on transition to AIFRS.

(G) Under AASB 128 *Investments in Associates,* an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation.

(H) Employee share loans are accounted for as awards of options in accordance with AASB 2 *Share Based Payments.*

(I) Net impact of adjustments (A) – (H) on the foreign currency translation reserve.

(ii) Reconciliation of profit after tax under A-GAAP to that under AIFRS

	Consolidated	
	30 Jun 2005 $'000	31 Dec 2004 $'000
Net profit as reported under AGAAP	**40,691**	**31,521**
Write back of radio licence amortisation (A)	300	150
Write back of goodwill amortisation (A)	4,787	2,394
Impairment of assets excluding radio licences (B)	3,746	1,872
Recognition of deferred tax balances under AASB 112 (C)	(11,995)	(6,326)
Recognition of Decommissioning Assets and Provisions (D)	(215)	(107)
Revenue Recognition adjustments (E)	48	24
Equity accounted investment net asset adjustment (F)	760	380
Equity accounted net investment adjustment (G)	22,160	2,124
Recycling of foreign currency translation differences (H)	(5,849)	-
Impact of AIFRS changes on calculation of Minority Interest (I)	(5,112)	(2,043)
Net profit under AIFRS	**49,321**	**29,989**

(A) Amortisation of radio licences and goodwill is not required under AASB 138 *Intangible Assets.*

(B) Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of its fair value less costs to sell and value in use. The consolidated entity's assets were tested for impairment as part of the cash generating unit to which they belong and impairment losses were recognised under AIFRS. The impairments recognised on transition to AIFRS result in reduced depreciation expense in comparison to AGAAP.

(C) Under AASB 112 *Income Taxes*, the balance sheet method is used to account for deferred taxes. The current year AIFRS adjustments have resulted in adjustments to both the deferred tax asset and deferred tax liability.

(D) AASB 116 *Property, Plant and Equipment*, requires the cost of leasehold improvements to include an estimate of the costs to remove those improvements at the end of the lease term where such an obligation exists to the lessor. These costs are then required to be depreciated. A corresponding liability is recognised in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets.* The asset recognised must be depreciated and the provision recognised must be increased each year to take into account the impact of time value of money.

(E) The requirements of AASB 118 Revenue have resulted in some immaterial changes to the revenue recognition of a few sale transactions (e.g. recognition of revenue in respect of Annual Passes to Theme Park sites).

(F) Adjustment required to the underlying balance sheet of the associates on transition to AIFRS.

(G) Under AASB 128 *Investments in Associates,* an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation.

(H) Under AASB 121 *The Effects of Changes in Foreign Exchange Rates*, translation differences on intra-group loans accumulated in equity must be recognised in the profit and loss upon repayment of the associated loan. Such 'recycling' was not permitted under AGAAP.

(I) Under AASB 124 *Consolidated and Separate Financial Statements*, the majority of gains or losses resulting from the Group's increase in minority interests for no cost, as a result of buybacks from minority interests, are required to be transferred directly to a reserve account within equity, instead of to operating profit or retained earnings.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

2. Income and Expenses

	Consolidated 2005 $'000	Consolidated 2004 $'000
(a) Reconciliation of operating profit		
Profit before income tax expense	8,523	65,554
Less: Discontinued Operations profit (loss) before tax	1,717	378
Less: Material items of income and expense profit (loss) before tax	(41,245)	(2,910)
Profit before tax excluding Discontinued Operations & Material items of income and expense	**48,051**	**68,086**
Income tax expense excluding Discontinued Operations & Material items of income and expense	(12,654)	(26,668)
Profit attributable to Outside Equity Interests excluding Discontinued Operations & Material items of income and expense	(9,320)	(10,955)
Net profit attributable to members excluding Discontinued Operations and Material items of income and expense	**26,077**	**30,463**

	Consolidated 2005 $'000	Consolidated 2004 $'000
(b) Other income from continuing operations		
Total interest received	6,155	5,517
Other	18,803	28,887
Total other income from continuing operations	24,958	34,404

	Consolidated 2005 $'000	Consolidated 2004 $'000
(c) Expenses from continuing operations		
Total depreciation and amortisation	274,458	49,703
Total film expenses	362,188	207,104
Other	270,097	235,295
Total expenses excluding finance costs	906,743	492,102

(d) Material items of income and expense

The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.

	Consolidated 2005 $'000	Consolidated 2004 $'000
Restructuring costs – Film Production division	(21,319)	--
Legal settlements & expenses – Film Production division	(19,926)	(10,611)
Gain / (loss) on disposal of property, plant and equipment	--	7,701
Total profit / (loss) from Material items of income and expense before tax	(41,245)	(2,910)
Income tax (expense) / revenue	11,240	2,058
Total profit / (loss) from material items of income and expense after tax	(30,005)	(852)

3. Earnings per share

	Consolidated 2005	Consolidated 2004
(a) Earnings per share ("EPS"):		
Basic and diluted EPS	(1.32) cents	14.72 cents
Total EPS (note (i))	(0.80) cents	9.55 cents
(b) Earnings per share ("EPS") adjusted to eliminate discontinued operations and material items of income and expense from the calculations (note (ii)):		
Basic EPS	15.61 cents	14.95 cents
Total EPS (note (i))	9.45 cents	9.71 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (Basic EPS) was 167,062,688 (2004: 203,755,651). The weighted average number of total issued shares during the year used in determining total EPS was 275,835,009 (2004: 313,884,684). There are no potential Ordinary shares that are dilutive.

(i) Total EPS represents earnings per share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

(ii) Alternative disclosure based on attributable net profit of $26.077 million (2004: $30.463 million). Refer note 2(a).

4. Cash Flows from Operating Activities

The net cash flows from operating activities have increased to $19.0 million for the half-year to 31 December 2005, compared to $11.5 million for the previous corresponding period.

5. Major Changes in Debt and Equity Securities

(a) During the six months ended 31 December 2005, the following major changes to equity securities of the Village Roadshow Limited economic entity occurred:

(i) Village Roadshow Limited bought-back 16,500,000 Ordinary shares on-market (which shares were subsequently cancelled), for a total cost of $45.4 million; and

(ii) Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, bought-back 10,693,820 Ordinary shares on-market (which shares were subsequently cancelled), for a total cost of $18.5 million.

(b) During the period, as announced to Australian Stock Exchange Ltd, as a result of the Film Production restructuring with Crescent, additional interest-bearing loans of USD 115 million are payable by the Film Production division.

(c) Subsequent to 31 December 2005, the Film Production financing facility limit was increased from USD 900 million to USD 1.4 billion, and the term of the facility was extended by 3 years from February 2008 to January 2011.

6. Changes to Composition of Entity

There were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2005.

7. Dividends Paid and Proposed

Equity Dividends

	Consolidated 2005 $'000	Consolidated 2004 $'000
(a) Dividends paid during the half-year		
Fully-franked special dividend on ordinary shares of 7.175 cents per share (2004: nil)	12,062	--
Fully-franked special dividend on preference shares of 10.175 cents per share (2004: nil)	11,052	--
(b) Dividends proposed and not recognised as a liability		
There are no proposed dividends as at 31 December 2005	--	--
	23,114	--

On 19 October 2005, Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, paid a fully-franked final dividend for 30 June 2005 of 3.8 cents per share.

8. Contingent Liabilities and Assets

(a) Contingent Liabilities

The following contingent liabilities at 31 December 2005 are materially different from those disclosed in the 30 June 2005 accounts:

(i) Contingent liabilities in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003 (which, including interest to 30 June 2005, had increased to USD 38.8 million), and legal proceedings commenced in 2003 against Village Roadshow Limited ("VRL") and a number of other companies in the VRL group (note 23(a)(ix) in the 30 June 2005 accounts):

As advised to Australian Stock Exchange Ltd. on 17 October 2005, these matters were settled in October 2005, and the settlement amount and related legal fees have been expensed in the December 2005 half-year (refer also note 2(d) - Material items of income and expense).

(ii) Contingent liability in relation to guarantees for secured credit facilities of associated entities (note 23(a)(iii) in the 30 June 2005 accounts):

As advised to Australian Stock Exchange Ltd. on 17 October 2005, the economic entity has disposed of its interests in the cinema operations in Argentina. The interests sold were the 55% investment in, and loans to, Village Cinemas SA ("VCSA"). As a result of this sale, the economic entity was released from the $42.1 million guarantee over VCSA's secured credit facilities.

Other contingent liabilities at 31 December 2005 are not materially different from those disclosed in the 30 June 2005 accounts, including the following matter:

(iii) Claim received from the service company of Mr. Peter Ziegler (note 23(a)(xii) in the 30 June 2005 accounts):

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim has been amended and is now for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the termination payment claim will fail. The trial which commenced in March 2005 concluded in September 2005, and the judge will deliver a judgement in due course.

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2005 accounts.

9. Reporting by Business Segments

	Consolidated		Consolidated excluding Discontinued Operations & Material items of income and expense	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Segment revenue:				
Cinema Exhibition	178,413	188,807	171,848	182,195
Theme Parks	14,042	16,339	14,042	16,339
Radio	127,882	134,931	127,882	134,931
Film Production	609,225	213,923	609,225	213,923
Film Distribution	10,992	10,074	10,992	10,074
Unallocated *	28,193	39,456	22,831	31,755
Total segment revenue	968,747	603,530	956,820	589,217
Segment result:				
Cinema Exhibition	(2,174)	16,770	1,453	16,392
Theme Parks	8,169	10,576	8,169	10,575
Radio	43,304	43,524	43,304	43,524
Film Production	2,698	27,340	38,163	37,951
Film Distribution	10,992	10,074	10,992	10,074
Unallocated *	(54,466)	(42,730)	(54,030)	(50,430)
Total segment result	8,523	65,554	48,051	68,086

* Unallocated segment revenue includes interest income and gain/loss on disposal of assets, and unallocated segment result includes interest income and expense and gain/loss on disposal of assets, in accordance with Accounting Standard AASB 114: *Segment Reporting*.

Operating profit before tax (attributes unallocated items to divisional results):

	Consolidated		Consolidated excluding Discontinued Operations & Material items of income and expense	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Cinema Exhibition	3,106	17,545	1,389	17,167
Theme Parks	7,858	9,363	7,858	9,363
Radio	38,070	39,035	38,070	39,035
Film Production	(29,076)	(2,446)	6,389	8,165
Film Distribution	10,992	10,074	10,992	10,074
Other	(22,427)	(8,017)	(16,647)	(15,718)
Total	8,523	65,554	48,051	68,086

10. Discontinued Operations

(a) Operations classified as discontinued in prior periods and the current period:

During the half-year ended 31 December 2005, there have been no significant changes in the amount and timing of related cash flows for those operations classified as discontinued in prior periods. Details of the composition of the attributable net profit (loss) from those discontinued operations for the current and previous corresponding periods are as follows:

	Consolidated 2005	Consolidated 2004
Segment/Territory:	$'000	$'000
Cinema Exhibition – Germany	(828)	(1,376)
Cinema Exhibition – Austria	(2,816)	(1,070)
Cinema Exhibition – Taiwan	--	2,824
	(3,644)	378
Cinema Exhibition – Argentina (refer note 10(b))	5,361	--
Total attributable net profit (loss) from discontinued operations	1,717	378

(b) Operations classified as discontinued in the current period:

As advised to Australian Stock Exchange Ltd. on 17 October 2005, the economic entity has disposed of its interests in the cinema operations in Argentina. The interests sold were the 55% investment in, and loans to, Village Cinemas SA. Additional disclosures relating to the new Cinema Exhibition division discontinued operation in Argentina are as follows:

	Consolidated 2005	Consolidated 2004
	$'000	$'000
(i) Income Statement Information:		
Other revenue	5,361	-
Other expenses	-	-
Operating profit from discontinued operations before tax	5,361	-
(ii) Cash Flow Information:		
Net operating cash flows	-	-
Net investing cash flows	5,361	-
Net financing cash flows	-	-
Total net cash flows	5,361	-
(iii) Balance Sheet / Other Information:		
Assets – carrying amount at balance date	-	-
Liabilities at balance date	-	-
Net assets at balance date	-	-
Net assets disposed	-	-
Selling price of net assets disposed	5,361	-
Profit on disposal	5,361	-
Tax expense relating to disposal	-	-

11. Events Subsequent to Balance Date

As announced to Australian Stock Exchange Ltd. on 19 January 2006, the economic entity has acquired a 14.9% shareholding in Sydney Attractions Group Ltd., which will result in an immediate write-off of approximately $5 million as a result of the AIFRS requirements relating to fair value assessments on initial acquisition.

As announced to Australian Stock Exchange Ltd. on 31 January 2006, the economic entity's Film Production division has reached agreement with its financiers to increase the revolving film financing facility limit by USD 500 million, from USD 900 million to USD 1.4 billion, as well as extending the revolving drawdown period of the facility by three years, from February 2008 to January 2011.

Other than these matters, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial half-year.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
DIRECTORS' DECLARATION
31 DECEMBER 2005

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

a) the financial statements and notes of the Consolidated Entity:

   i) give a true and fair view of the Consolidated Entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P.E. Foo
Director

Melbourne, 27 February 2006

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent review report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Village Roadshow Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the half-year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditor's Independence Declaration, a copy of which is included in the Director's Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Village Roadshow Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half year ended on that date; and

 (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
27 February 2006

Liability limited by a scheme approved under
Professional Standards Legislation